[LETTERHEAD]

May 1, 2023

Columbia Acorn Trust

71 S. Wacker Drive

Suite 2500

Chicago, Illinois 60606

Ladies and Gentlemen:

Columbia Wanger Asset Management, LLC (“CWAM”) hereby contractually undertakes as of the date hereof with respect to Columbia Acorn International (the “Fund”), a series of Columbia Acorn Trust (the “Trust”), to waive fees and reimburse certain expenses of the Fund, through April 30, 2024, such that total Fund ordinary operating expenses (excluding transaction costs and certain other investment-related expenses, and interest and fees on borrowings and expenses associated with the Fund’s investment in other investment companies, if any) do not exceed the annual rates of:

•	1.23% of the Fund’s average daily net assets attributable to Class A shares;

•	0.98% of the Fund’s average daily net assets attributable to Adviser Class shares;

•	1.98% of the Fund’s average daily net assets attributable to Class C shares;

•	0.98% of the Fund’s average daily net assets attributable to Institutional Class shares;

•	0.92% of the Fund’s average daily net assets attributable to Institutional 2 Class shares;

•	0.88% of the Fund’s average daily net assets attributable to Institutional 3 Class shares; and

•	1.48% of the Fund’s average daily net assets attributable to Class R shares.

This agreement may not be modified or terminated without the approval of the Fund’s Board of Trustees and CWAM.

This undertaking shall be binding upon any successors and assignees of CWAM.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/s/ Joseph C. LaPalm
Name: Joseph C. LaPalm
Title: Chief Compliance Officer

Agreed and accepted by

COLUMBIA ACORN TRUST, on behalf of its series Columbia Acorn International

By:	/s/ Stephen Kusmierczak
Name: Stephen Kusmierczak
Title: Co-President